# Cash Flow

## English For A Song Inc.

Date Range: Jan 01, 2016 to Dec 31, 2016

| CASH INFLOW AND OUTFLOW | Jan 01, 2016 to Dec 31, 2016 |
|---|---|
| **Operating Activities** | |
| Sales | $0.00 |
| Purchases | -$993.45 |
| Inventory | $0.00 |
| Payroll | $0.00 |
| Sales Taxes | $0.00 |
| Other | $0.00 |
| **Net Cash from Operating Activities** | **-$993.45** |
| | |
| **Investing Activities** | |
| Property, Plant, Equipment | $0.00 |
| Other | $0.00 |
| **Net Cash from Investing Activities** | **$0.00** |
| | |
| **Financing Activities** | |
| Loans and Lines of Credit | $0.00 |
| Owners and Shareholders | $2,054.55 |
| Other | $0.00 |
| **Net Cash from Financing Activities** | **$2,054.55** |

## OVERVIEW

| | |
|---|---:|
| **Starting Balance** | **$0.00** |
| Cash Inflow | $2,054.55 |
| Cash Outflow | $993.45 |
| **Net Cash Change** | **$1,061.10** |
| **Ending Balance** | **$1,061.10** |